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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 2003

         OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

             For the transition period from ________ to ___________

                         Commission file number 1-13762

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               RECKSON 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         RECKSON ASSOCIATES REALTY CORP.
                              225 BROADHOLLOW ROAD
                            MELVILLE, NEW YORK 11747
                                 (631) 694-6900

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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Reckson 401(k) Plan
Year ended December 31, 2003
with Report of Independent Auditors


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                               Reckson 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule

                          Year ended December 31, 2003


                                    CONTENTS

Report of Independent Auditors............................................... 1

Financial Statements

Statements of Net Assets Available for Benefits as of
   December 31, 2003 and December 31, 2002................................... 2
Statement of Changes in Net Assets Available for Benefits for the
   Year ended December 31, 2003 ............................................. 3
Notes to Financial Statements................................................ 4

Supplemental Schedule

Schedule H, Line 4(i)--Assets (Held at End of Year) at December 31, 2003..... 9



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             Report of Independent Registered Public Accounting Firm

Plan Administrator
Reckson 401(k) Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Reckson 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
-----------------------
Ernst & Young


New York, New York
June 9, 2004

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                               Reckson 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                 DECEMBER 31
                                        ------------------------------
                                            2003                2002
                                        -----------         ----------
ASSETS

Investments (Note 3)                    $ 4,754,776         $2,940,203

Receivables:
   Participant contributions                 11,430             26,216
   Participant loans                        157,715            151,893

Cash and cash equivalents                   709,771            624,496
                                        -----------         ----------
Net assets available for benefits       $ 5,633,692         $3,742,808
                                        ===========         ==========

See accompanying notes.

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                               Reckson 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003

Additions:

   Additions to net assets attributed to:
      Net realized and unrealized appreciation in
         fair value of investments (Note 3)            $   986,550
     Interest and dividends                                 76,287
     Participant contributions                           1,015,664
                                                       -----------
   Total additions                                       2,078,501
                                                       -----------
Deductions:
   Benefits paid to participants                         (187,617)
                                                       -----------
Net increase in net assets available for benefits        1,890,884

Net assets available for benefits:
   Beginning of the year                                 3,742,808
                                                       -----------
   End of year                                         $ 5,633,692
                                                       ===========


See accompanying notes.

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                               Reckson 401(k) Plan

                          Notes To Financial Statements

                                December 31, 2003

1. DESCRIPTION OF THE PLAN

The following description of the Reckson 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was created on January 1, 2001 for the purpose of providing eligible employees of Reckson Management Group, Inc. (the "Employer") and its related companies (collectively, the "Affiliates") that participate in the Plan (collectively, the "Participating Employers") with an opportunity to increase their savings on a tax-favored basis. Shares of the common stock of Reckson Associates Realty Corp. ("Reckson") are among the investment options offered to participants pursuant to the Plan.

The Plan is a defined contribution plan sponsored by the Employer covering all eligible full-time employees of the Participating Employers who have completed six months of service and are age twenty-one or older. Effective January 1, 2004, an employee is considered an eligible participant upon the completion of three months of service and is age twenty-one or older.

The following Participating Employers participated in the Plan during the years ended December 31, 2003 and 2002:

     Reckson Management Group, Inc.
     Reckson Construction Group, Inc.
     RANY Management Group, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

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                               Reckson 401(k) Plan

                    Notes To Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

During calendar years prior to 2004, participants were able to contribute up to 15% of pretax annual compensation, as defined in the Plan. Commencing January 1, 2004, participants may contribute up to 30% of their pretax annual cash compensation and up to 15% of their pretax cash bonus, as defined in the Plan. Participants may also roll over amounts representing distributions from other qualified benefit or defined contribution plans. In addition, the Plan permits individuals who are at least age 50 before the end of the calendar year to make a catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2003, the Plan offered 13 mutual funds and the common stock of Reckson as investment options for participants. Additional discretionary matching contributions may be contributed at the option of the Participating Employers. Contributions are subject to certain limitations.

The aggregate of all employee contributions are subject to the limitations of
Section 401(k) of the Internal Revenue Code.

Employer contributions are based on a discretionary amount determined by the Participating Employer's management. During the years ended December 31, 2003 and 2002, the Participating Employers did not contribute to the Plan. Commencing with the calendar year beginning January 1, 2004, the Participating Employers have elected to match 50% to eligible participants deferral contribution up to 3% of their annual compensation, as defined, up to an aggregate of $1,000 per employee per year.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and charged with an allocation of the Plan's administrative expenses, if not paid by the Participating Employer. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately 100% vested in their contributions and earnings thereon. Additionally, a participant is eligible for employer matching contributions, if any, after one year of credited service, which then vests ratably based on five years of credited service.

                               Reckson 401(k) Plan

PARTICIPANT LOANS

Participants may generally borrow from their accounts up to 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the U.S. prime lending rate plus one-half percentage point.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Participating Employers have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               Reckson 401(k) Plan

3. INVESTMENTS

The following investments represent 5% or more of the Plan's net assets available for benefits at December 31, 2003 and 2002:

                                                              DECEMBER 31,
                                                      --------------------------
                                                         2003             2002
                                                      ----------       ---------
   Growth Fund of America                             $1,518,473       $913,412
   Reckson Associates Realty Corp.--Common Stock         495,458        401,346
   MFS International New Discovery Fund                  699,227        398,850
   INVESCO Balanced Fund                                   (a)          267,036
   BlackRock Index Equity Fund-- Class A                 340,852        227,643
   Federated U.S. Government Bond Fund                   335,695        202,510
   INVESCO Technology Fund                               317,490          *
   American Balanced Fund                                519,934          *

----------------
* Investment was less than 5% of the Plan's net assets available for benefits.


During the year ended December 31, 2003, the investments of the Plan appreciated (depreciated) in fair value as follows:

   BlackRock Money Market Fund                              $  3,002
   Federated US Government Bond Fund                          (8,773)
   INVESCO Balanced Fund                                      (5,113)(a)
   Growth Fund of America                                    361,784
   American Century International Growth Fund                 28,866
   Reckson Associates Realty Corp.--Common Stock              69,805
   FrontLine Capital Group-- Common Stock                         41
   MFS International New Discovery Fund                      221,863
   BlackRock Index Equity Fund-- Class A                      66,419
   Cohen & Steers Realty Shares                                2,599
   Royce Low Price Stock                                         276
   INVESCO Growth Fund                                        (4,255)(a)
   Janus Advisor Capital Fund                                 16,553
   INVESCO Technology Fund                                    85,417
   MFS Value Fund                                             17,277
   American Balanced Fund                                     90,182
   Fidelity Advisor Mid-cap Fund                              39,696
   AIM Global Healthcare Fund                                    911
                                                             --------
     Net realized and unrealized appreciation in
        fair value of investments                           $986,550
                                                            ========

---------------
(a) These investment options were terminated during 2003. Any amounts in the INVESCO Balanced Fund and the INVESCO Growth Fund not transferred by employees to another investment alternative were transferred to the American Balanced Fund and Growth Fund of America, respectively.

                              Reckson 401(k) Plan

4. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2003 and 2002, the Plan received $34,063 and $31,078, respectively, in common stock dividends from Reckson.

5. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

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                              Supplemental Schedule


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                               Reckson 401(k) Plan

               Schedule H, Line 4(i)-Assets (Held at End of Year)

                                December 31, 2003

                                                                FAIR
INVESTMENT                                                  MARKET VALUE
----------                                                  ------------
Federated U.S. Government Bond Fund                          $  335,695
Growth Fund of America                                        1,518,473
American Century International Growth Fund                      156,229
Reckson Associates Realty Corp.-- Common Stock*                 495,458
FrontLine Capital Group Common Stock                                 58
MFS International New Discovery Fund                            699,227
BlackRock Index Equity Fund-- Class A*                          340,852
Janus Advisor Capital Fund                                      121,604
INVESCO Technology Fund                                         317,490
American Balanced Fund                                          519,934
Fidelity Advisor Mid-cap Fund                                   144,091
MFS Value Fund                                                   84,617
Cohen & Steers Realty Shares                                     13,403
AIM Global Health Care Fund                                       5,773
Royce Low Price Stock                                             1,872
                                                             ----------
                                                             $4,754,776
                                                             ==========
Loans to participants at per annum interest
  rates ranging between 4.5% and 8.75%.                     $  157,715
                                                             ==========

------------------
(*) Indicates party-in-interest to the Plan.

                               RECKSON 401(K) PLAN

Exhibits
--------
23.0     Consent of Independent Auditors




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Reckson 401(k) Plan

                                      By:  Reckson Management Group, Inc.,
                                           as Plan Administrator

Date:    June 28, 2004                By:  /s/ Michael Maturo
                                           -----------------------------------
                                           Michael Maturo
                                           Executive Vice President, Treasurer
                                           and Chief Financial Officer of
                                           Reckson Associates Realty Corp.